Exhibit (h)(xxv)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
This AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the "Agreement"), effective November 30, 2016, by and between Henderson Global Investors (North America) Inc., a Delaware corporation (the "Adviser") and Henderson Global Funds, a Delaware statutory trust (the "Trust"), on behalf of the Henderson Emerging Markets Fund, a series of the Trust (the "Fund"), hereby amends and restates the Expense Limitation Agreement by and between the Adviser and the Trust, on behalf of the Fund, dated December 10, 2010, as amended and restated effective September 18, 2012, as amended and restated effective October 31, 2014.
WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management company of the series type, and the Fund is a series of the Trust; and
WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated August 31, 2001, as amended from time to time and most recently as of September 22, 2016 (the "Advisory Agreement"), pursuant to which the Adviser provides investment advisory services to the Fund; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject.
NOW THEREFORE, the parties hereto agree as follows:
1.             EXPENSE LIMITATION.
1.1 Applicable Expense Limit.  To the extent that the ordinary total operating expenses incurred by the Fund in any fiscal year, including, but not limited to, Fund investment advisory fees of the Adviser, but excluding any distribution and service fees under Rule 12b-1 under the 1940 Act and/or shareholder service fees as described in the then-current registration statement offering shares of the Fund, all underlying fund advisory or other fees and expenses,  and any interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund's business ("Fund Operating Expenses"), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the "Excess Amount") shall be the liability of the Adviser to the extent set forth in this Agreement.
1.2 Operating Expense Limit.  The Operating Expense Limit in any year with respect to the Fund shall be 1.20% (annualized) of the average daily net assets of the Fund.
1.3 Duration of Operating Expense Limit.  The Operating Expense Limit with respect to the Fund shall remain in effect for the term set forth in Section 2 of this Agreement.
1.4 Method of Computation.  If on any day the annualized year-to-date Fund Operating Expenses exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its investment advisory fee payable or absorb the other Fund expenses in an amount sufficient to pay the Excess Amount.  The Trust may offset amounts owed to the Fund pursuant to this Agreement against the advisory fee payable to the Adviser.  Any amounts owed by the Adviser pursuant to the terms of this Agreement may be readjusted during the fiscal year based upon the annualized year-to-date Fund Operating Expenses.
2.             TERM AND TERMINATION OF AGREEMENT.
The Expense Limitation set forth in Section 1 of this Agreement shall have an initial term expiring on July 31, 2020 with respect to the Fund (or class thereof).  After the initial term for the Fund or class, this Agreement shall continue in effect thereafter for subsequent one year periods unless terminated by the Adviser prior to the end of the preceding term.  This Agreement shall terminate upon the termination of the Advisory Agreement.  The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.
3.             MISCELLANEOUS.
3.1 Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
3.2 Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust, as amended, or By‑Laws, as amended, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.
3.3 Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.
3.4 Amendments.  This Agreement may be amended only by a written agreement signed by each of the parties hereto.
3.5 Assignment.  This Agreement may be assigned to the successors in interest of either party with the consent of the other party.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.
HENDERSON GLOBAL INVESTORS (NORTH AMERICA) INC. By: /s/ James G. O'Brien Name: James G. O'Brien Title: Managing Director
HENDERSON GLOBAL FUNDS, on behalf of the Henderson Emerging Markets Opportunities Fund By: /s/ Troy M. Statczar Name: Troy M. Statczar Title: Treasurer